August 22, 2011

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of July 25, 2011, we have enclosed our response to comment 2 in the attachment to this letter.  We are separately submitting our response to comment 1 of your letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

Schedule II — Valuation and Qualifying Accounts, page 95

2.               We acknowledge your response to prior comment five.  You state that you do not have the amount of accounts receivable past due more than one year as of December 31, 2010 and 2009 readily available.  You also state that due to the recent growth of international sales your collection risks have increased.  Though your international sales have increased in recent years from 51% of sales in 2008 to 57% of sales in 2010, your international revenues accounted for over 50% of your revenues over the last three years and you have had small bad debt write-offs.  In this regard, your allowance for doubtful accounts of $388.6 million at December 31, 2010 significantly exceeds the highest level of accounts receivable written-off over the last three years of $27.8 million and the average level of write-offs over the last three years of $19.5 million.  Please provide us an analysis that demonstrates why you believe that an allowance of almost 20 times your average level of write-offs is reasonable and not excessive.

Response:

As was discussed in our previous response on this topic, allowances are maintained division-by-division and on a subsidiary-by-subsidiary basis within divisions.  In our efforts to address your questions, we have collected and reviewed additional detail.  As a result of this analysis, we have determined the following:

1)              The beginning and ending balances presented on Schedule II include allowances for product returns in addition to the allowance for doubtful accounts.

2)              In some instances, the difference between the beginning and ending balance was not correctly split between the Provisions/ Charges to Income and the Amounts Charged Off Net of Recoveries.  For example, the net change in the allowance for product returns was included in the Provisions/Charges to Income column.

While separation of the net change into the additions and subtractions column does not affect the beginning and ending balances, the impact on the Provisions and Amounts Charged Off columns in the 2010 roll-forward is as follows:

	Balance	Provisions/	Amounts	Balance
	at Beg. of	Charges to	Charged Off and	at End of
(in thousands of dollars)	Year	Income	Other Deductions	Year
Allowance for Doubtful Accounts	(156,618)	(65,936)	47,603	(174,951)
Allowance for Product Returns	(154,928)	(335,882)	277,197	(213,613)
Total	(311,546)	(401,818)	324,800	(388,564)

The net increase in both allowances is primarily related to the acquisitions of Solvay’s pharmaceutical business and Piramal’s Healthcare Solutions business in 2010 which comprised approximately $65 million of the ending balance at December 31, 2010.  After completing our detailed review and analysis of these balances, the relationship between provisions and amounts charged off appears reasonable, and the Company believes that both allowances are reasonable and not excessive.

Given the immaterial size of the total allowance relative to the trade receivables and current assets, we do not believe that we are required to provide a Schedule II or to include such information in our footnotes.  This would be consistent with other companies in the pharmaceutical industry where such allowances are not significant and a Schedule II is not separately provided.  In light of our past practice of providing the Schedule, we will continue to do so.  However, Rule 12-09 of Regulation S-X provides that balances which are not individually significant may be grouped.  Given that each of the balances above comprise less than 3% of the total Trade Receivables balance, we plan to group the 2 categories and to title the combined balance as Allowances for Doubtful Accounts and Product Returns.  We will adjust the historical data presented in our 2011 Form 10-K to separate the net change between the provision in a given period and the amounts charged off net of recoveries or actual product returns.